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Exhibit 99.1

AGREEMENT PURSUANT TO RULE 13d-1(k)(1)(iii)

CONCERNING JOINT SCHEDULE 13G FILING

The undersigned each agree, in connection with their beneficial ownership of common stock of P.F. Chang’s China Bistro, Inc., (i) that a Schedule 13G shall be filed jointly by them pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), together with any amendments to the Schedule 13G that from time to time may be required; and (ii) that the Schedule 13G and any such amendments are filed on behalf of each of them. The undersigned acknowledge their respective responsibilities as set forth in Rule 13d-1(k)(1) promulgated under the Exchange Act.

This Agreement may be executed in counterparts.

Date: February 13, 2004

/s/ Paul M. Fleming

Paul M. Fleming

/s/ Kelly M. Fleming

Kelly M. Fleming

THE PAUL AND KELLY FLEMING FAMILY TRUST

By:	/s/ Paul M. Fleming

Paul M. Fleming, Trustee

By:	/s/ Kelly M. Fleming

Kelly M. Fleming, Trustee